

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2020

Anton Feingold
Associate General Counsel
Ares Acquisition Corporation
c/o Ares Management LLC
245 Park Avenue, 44th Floor
New York, NY 10167

> **Re: Ares Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted October 29, 2020**
> **CIK No. 1829432**

Dear Mr. Feingold:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 Submitted October 29, 2020

Prospectus Summary
Corporate Information, page 9

1. Please include the telephone number of your principal executive offices on the cover page or in the summary section. See Item 503(b) of Regulation S-K.

Warrants, page 133

2. You discuss your warrant agreement exclusive forum provision on page 140 and include a reference to disclosure in Risk Factors. Please tell us the location of your warrant agreement exclusive forum risk factor disclosure or add risk factor disclosure. Please also

disclose that there is uncertainty as to whether a court would enforce such exclusive forum provision. Since you disclose that the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

<u>Signatures, page II-4</u>

3.   Please add the signature of your authorized representative in the United States.

You may contact Charles Eastman, Staff Accountant, at (202) 551-3794 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing